

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Mr. Brian Baker
President
J.P. Morgan Chase Commercial Mortgage Securities Corp.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

>   **Re: J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5**
>   **J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6**
>   **J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX**
>   **Forms 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed March 28, 2013**
>   **Forms 10-D**
>   **Filed July 25, 2013**
>   **File No. 333-165147-01, File No. 333-165147-02 and File No. 333-165147-03**

Dear Mr. Baker:

We have reviewed your response dated September 27, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX

1. We note your response to comment 1 of our letter dated September 18, 2013 and reissue in part. We note that you state that the Registrant is willing to disclose in the Form 10-D filings that after distributions on a distribution date, no material funds remain in any such transaction accounts other than funds to be distributed on the next distribution date. Please supplementally confirm that you will provide such disclosure in future filings and that you will also provide in future filings on Form 10-D disclosure of any funds

collected during a Due Period and deposited in these accounts that were not distributed in accordance with your disclosure (e.g., on the related distribution date). Also, please confirm that any deviation from the transaction agreements with respect to the periodic distributions of all funds on deposit in these accounts would be assessed and reflected, as appropriate, in the serving assessment(s) under Item 1122 of Regulation AB and servicer compliance report(s) under Item 1123 of Regulation AB for the year in which the deviation occurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Beaning, Special Counsel, at (202) 551-6455 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

CC: Michael Gambro, Esq.